Emerald Health Therapeutics Announces Full Prepayment of Convertible Debentures

Emerald to report Q3 financial results on November 30th and host conference call on December 1st at 10:30 am ET

VANCOUVER, British Columbia, November 24, 2020 -- Emerald Health Therapeutics, Inc. (the "Company") (TSXV:EMH; OTCQX:EMHTF) has fully prepaid in cash all amounts owing under the convertible debentures issued to certain Canadian institutional accredited investors (the "Debentureholders") by the Company on September 9, 2019 (the "Convertible Debentures"). As a result, the Convertible Debentures are now terminated and the Company has no further obligations thereunder.

The Convertible Debentures accrued interest at a rate of 5% per annum and were due to mature on September 9, 2021, with no right for the Company to prepay amounts owing thereunder. However, the Debentureholders consented to the early repayment of all amounts owing under the Convertible Debentures in exchange for payment of a consent fee of $81,596.12 (the "Consent Fee"). A total of $25,567,897.49 in cash was paid by the Company to the Debentureholders, representing $25,000,000 in principal repayment, $486,301.37 in accrued interest and the Consent Fee.

"With Emerald's recent closing of the sale of its interest in Pure Sunfarms Corp., we have greatly improved our balance sheet and working capital balance. Immediately eliminating these convertible debentures in their entirety, over ten months in advance of their maturity date, eliminates the single largest liability, by a wide margin, on our balance sheet and removes the requirement to make further interest payments," said Riaz Bandali, CEO and President of the Company.

"Many of our peers in the cannabis sector continue to carry debt, add debt and/or refinance debt that may not be readily repayable upon maturity, posing the risk of insolvency, additional punitive dilution, substantial increases in interest payments, and/or possibly other onerous new penalty and security provisions. We have eliminated this risk for our shareholders."

"Repayment of these debentures fulfills one important objective in our go-forward plan and, importantly, allows Emerald to be well-positioned to enact its new growth strategy in a self-sustainable manner."

Emerald Third Quarter Financial Reporting

Emerald will report its financial results for the third quarter ended September 30, 2020, after the market close on Monday, November 30, 2020, and will host a conference call on Tuesday, December 1, 2020, at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at:

https://services.choruscall.com/links/emhtf201127.html

An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://dev.emeraldhealth.ca/investors/events-and-presentations/

About Emerald Health Therapeutics, Inc.

Emerald is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis products, with an emphasis on science-based innovation and product excellence.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer

(800) 757 3536 Ext. #5

Investor Relations Manager

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include: reduction of debt; strategic development; business initiatives; and growth of the Company.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, regulatory changes; demand for products; efficacy of products; results of scientific research; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.